Exhibit 99.1

Northcore Technologies Inc. 302 The East Mall, Suite 300 Toronto, ON M9B 6C7 Tel: 416 640-0400 / Fax: 416 640-0412 www.northcore.com (TSX: NTI; OTCBB: NTLNF)

For Immediate Release

NORTHCORE REPORTS Q4 AND YEAR-END 2007 RESULTS
Revenue grows 24 percent quarter over quarter; 9 percent year over year

Toronto, ON - March 19, 2008 - Northcore Technologies Inc. (TSX: NTI; OTCBB:NTLNF), a provider of asset management technology solutions, announced today its financial results for the fourth quarter and fiscal year ended December 31, 2007.  All figures are in Canadian dollars.

Northcore reported revenues of $309,000 for the quarter, an increase of 24 percent over the $250,000 generated in the third quarter of 2007.  In the same period of 2006, Northcore generated revenue of $309,000.  For the year ended December 31, 2007, Northcore reported revenues of $1.17 million, a growth of nine percent over the $1.07 million generated in 2006.

Northcore derives its revenues from application hosting activities provided to customers, royalty fees from its business partners, the sale of software licenses, and the delivery of technology services, such as application development and software customization.

“Following the senior management reorganization and successful completion of our rights offering in Q3, we devoted considerable attention in the fourth quarter on customer-facing and revenue generating activities,” said Duncan Copeland, CEO of Northcore Technologies.
“These efforts produced a quarter over quarter revenue increase of 24 percent even as the Canadian dollar continued to strengthen.  This result, coupled with some recent trends, suggests that we are now back on track towards realizing our long-term objectives.”

Northcore reported a net loss for the fourth quarter of $536,000 or $0.01 per share, basic and diluted.  This compares to a net loss of $636,000 or $0.01 per share, basic and diluted in the third quarter of 2007. In the same period of 2006, Northcore reported a net loss of $571,000 or $0.01 per share basic and diluted.

Northcore’s net loss for the year ended December 31, 2007 was $2.31 million. In 2006, Northcore reported a net loss of $648,000 or $0.01 per share, a total that included income from discontinued operations of $2.12 million resulting from the sale of the company’s Norway business unit.

Northcore also reported an EBITDA loss for the fourth quarter of $372,000. This compares to an EBITDA loss of $416,000 in the third quarter of 2007 and an EBITDA loss of $374,000 for the fourth quarter of 2006.

- more -

Northcore reports Q4 and year-end results/2

For the fiscal year ended December 31, 2007, Northcore recorded an EBITDA loss of $1.58 million. This compares to a combined EBITDA loss of $1.76 million for the year ended 2006.

EBITDA loss is defined as losses before interest, taxes, depreciation, amortization, employee stock options and discontinued operations.   Northcore considers EBITDA to be a meaningful performance measure as it provides an approximation of operating cash flows.

As at December 31, 2007, Northcore held cash and cash equivalents of $478,000 and accounts receivable of approximately $120,000.

Northcore also announced that it has received commitment to a funding arrangement and is currently finalizing terms.  The company will provide details upon closing of the arrangement.

Operating highlights
In addition to its financial results, Northcore experienced a number of operating achievements in the period, notably:
•
The company signed a service agreement with the Brick, one of Canada’s largest volume retailers of household furniture, mattresses, appliances and home electronics.  Northcore provides infrastructure support services for the Brick’s online presence, www.thebrick.com.

•
Northcore extended the terms of existing service agreements with the Newfoundland and Housing Corporation, the School Board of Broward County (Florida) and the State of Tennessee. The organization will use Northcore’s technology and services to manage their maintenance activities.

•
The company introduced new enhancements to Asset Tracker, the web-based equipment tracking application of its joint venture with GE.  The enhancements enable customers to simplify the search for assets and equipment.

•	GE Asset Manager, LLC, the company’s joint venture with GE, successfully provided online sales capabilities to Arthur Machinery, an international distributor of precision machining equipment.
•
The company refinanced the Series H subordinated notes with a principal balance of $170,000 and accrued interest of $60,000.  Northcore entered into an agreement to repay the principal and interest over a two-year term at 11 percent.

Northcore will hold a conference call at 10:00 (Eastern) on Thursday, March 20 to discus its financial results and review operational activities.  Investors and followers of the Northcore can listen to a live webcast of the call from the investor relations section of the company’s website, www.northcore.com.

About Northcore Technologies Inc.
Northcore Technologies provides web-based solutions and custom applications that help organizations source, manage and sell their capital equipment.

-more-

Northcore reports Q4 and year-end results/3

Northcore works with a growing number of customers and partners in a variety of sectors including oil and gas, government, and financial services.   Current customers include GE Commercial Finance, Paramount Resources and Trilogy Energy Trust.

Northcore owns a 50 percent interest in GE Asset Manager, a joint business venture with GE.

This news release may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws.  These include, among others, statements about expectations of future revenues, cash flows, and cash requirements.  Forward-looking statements are subject to risks and uncertainties that may cause Northcore’s ("the Company") results to differ materially from expectations.  These risks include the Company’s ability to raise additional funding, develop its business-to-business sales and operations, develop appropriate strategic alliances and successful development and implementation of technology, acceptance of the Company's products and services, competitive factors, new products and technological changes, and other such risks as the Company may identify and discuss from time to time, including those risks disclosed in the Company’s Form 20-F filed with the Securities and Exchange Commission.  Accordingly, there is no certainty that the Company's plans will be achieved.

Contact:
At Northcore Technologies Inc.
Joe Racanelli, Chief Marketing Officer
Tel: (416) 640-0400 ext. 273
Fax: (416) 640-0412
E-mail: jracanelli@northcore.com

(financial tables follow)

Northcore Technologies Inc.
Consolidated Balance Sheets
(expressed in thousands of Canadian dollars)
(Canadian GAAP, Audited)

	December 31	December 31	December 31
	2007	2007	2006
	(audited)	(audited)	(audited)
	(in $C)	(in $US)	(in $C)

		translated
		into $US at
		Cdn$ 0.9881
		for
		convenience

Cash	$478	$484	$475
Other current assets	157	159	217
Other assets	52	52	121
Total assets	$687	$695	$813

Accounts payable and accrued liabilities	$577	$584	$1,074
Deferred revenue	52	52	68
Current portion of long term debts	378	383	1,682
Non-current portion of long term debts	1,280	1,295	244
Total shareholders' deficiency	(1,600)	(1,619)	(2,255)
Total liabilities and shareholders' deficiency	$687	$695	$813

Northcore Technologies Inc.
Consolidated Statements of Operations and Comprehensive Income
(expressed in thousands of Canadian dollars, except per share amounts)
(Canadian GAAP, Audited)

	Three Months Ended			Year Ended
	December 31			December 31
	2007	2007	2006	2007	2007	2006
	($C)	($US)	($C)	($C)	($US)	($C)

		translated			translated
		into US$ at			into US$ at
		Cdn$ 0.9881			Cdn$ 0.9881
		for			for
		convenience			convenience

Revenue	$309	$313	$309	$1,166	$1,180	$1 ,073

Operating expenses
General and administrative	413	418	439	1,703	1,724	1 ,790
Customer service and technology	207	209	189	762	771	664
Sales and marketing costs	6 1	6 2	55	276	279	377
Employee stock options	1 6	1 6	23	94	9 5	137
Depreciation and amortization	10	1 0	24	39	3 9	92
Total operating expenses	707	715	730	2,874	2,908	3 ,060

Loss from operations	(398)	(402)	(421)	(1,708)	(1,728)	(1,987)
Interest expense
Cash interest expense	6 8	6 9	67	272	275	345
Accretion of secured subordinated notes	7 0	7 1	87	333	337	454
Interest income	-	-	(5)	(1)	(1)	(16)
	138	140	149	604	611	783
Loss from continuing operations	$ (536)	$ (542)	$ (570)	$ (2,312)	$ (2,339)	$ (2,770)
Income (loss) from discontinued operations	-	-	(1)	-	-	2,122
Net loss for the period	(536)	(542)	(571)	(2,312)	(2,339)	(648)
Other comprehensive income, net of tax:
Foreign currency translation adjustment	-	-	-	-	-	(90)
Comprehensive loss	$(536)	$(542)	$(571)	$(2,312)	$(2,339)	$(738)
Loss per share:
From continuing operations, basic and diluted	$(0.01)	$(0.01)	$(0.01)	$(0.02)	$(0.03)	$(0.03)
Net loss per share, basic and diluted	$(0.01)	$(0.01)	$(0.01)	$(0.02)	$(0.03)	$(0.01)
Weighted average number of shares outstanding basic and diluted	108,207	108,207	83,616	93,094	93,094	79,933